UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  November 10, 2005

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 14 dated November 10, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

November 10, 2005

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 14, 2005
November 10, 2005

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC EXTENDS GOLD, COPPER AND MOLYBDENUM MINERALIZATION AT THE ELIZABETH SOUTHWEST GOLD VEIN

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce the results from the 19-hole diamond drilling program that commenced in late June on the Southwest Gold Vein at the Elizabeth Property in the Lillooet Mining District of British Columbia. A total of 2,788 metres (9,145 feet) were drilled to test the continuity and the northern extent of the gold mineralization and the host structures in the Southwest Gold Vein, and to further define the gold distribution within the structures.

SUMMARY

The 2005 program intersected gold values throughout the Southwest Vein. Importantly, the drilling extended the northerly trending strike of the Southwest Vein by 240 metres (792 feet) for a total of approximately 620 metres (2,045 feet) and traced it over 286 metres (943 feet) vertically within the mountain. This substantially increases the known mineralized zone and advances the potential of calculating a gold resource. Some copper mineralization was anticipated, but the program produced interesting molybdenum values as well. The copper and molybdenum intersections returned values in excess of 0.5%, indicating the potential for additional porphyry copper targets on the property.

SIGNIFICANT GOLD INTERSECTIONS

The 2005 drill program tested the north and east extensions of the previously defined Southwest Vein. Drill holes were logged to identify hydrothermal pathways and the distribution of precious and base metals within the veins. Correlation on a larger scale was a focus of the program, incorporating the results from previous exploration programs, mapped vein exposures in two adits, and vein outcrop observations throughout the project area.

Fourteen holes intersected the principal vein zone target, and ten intersections returned significant gold values. Drill holes E05-20, E05-21, E05-28 and E05-35 failed to hit their targets due to technical difficulties. Intersections on the principal vein zone target returned assays up to 9.35 g (0.27 oz) Au/t over widths from 0.30 metres (1.0 foot) to nearly 5.0 metres (16 feet). One intersection of a quartz stringer returned a value of 68 g Au/t over 0.30 metres (1.98 oz Au/t over 1.0 foot).

	Intersection
DDH No.	From (metres)	To (metres)	Length (metres)	Gold (g Au/t)	Length (feet)	Gold (oz Au/t)	Interval Description
E05-18	174.88	176.15	1.27	3.23	4.2	0.09	Quartz vein with serpentinitic character to contacts; pyrite and pyrrhotite
E05-19	17.65	17.95	0.30	68.00	1.0	1.98	Quartz stringer
E05-19	49.20	50.90	1.70	3.70	5.6	0.11	Quartz vein; two phases of secondary silica alteration; pyrite
E05-19	193.10	194.80	1.70	1.74	5.7	0.05	Quartz vein; silica overprint with pyrite
includes	193.10	194.00	0.90	3.15	3.1	0.09	Quartz vein, oxidized, pyrite in clear quartz veinlets of a later phase in the same pathway
E05-22	82.10	87.00	4.90	2.60	16.0	0.08	Quartz vein
includes	82.10	83.40	1.30	2.88	4.3	0.08
	83.40	84.10	0.70	5.51	2.3	0.16	Quartz vein; traces of pyrite
	84.10	85.40	1.30	1.46	4.3	0.04
	85.40	87.00	1.60	2.00	5.3	0.06
E05-26	130.62	132.40	1.78	1.78	5.8	0.05	Quartz vein, brecciated, oxidized
Includes	131.72	132.40	0.68	2.85	2.2	0.08	Trace Mo in breccia fragments
E05-31	67.36	68.88	1.52	5.44	5.0	0.16	Quartz vein
E05-31	72.00	73.00	1.00	6.35	3.3	0.19	Quartz vein
E05-32	70.50	73.50	3.00	4.92	9.8	0.14	Quartz zone; oxidized pyrite
Includes	71.50	72.50	1.00	9.35	3.3	0.27	Quartz zone; oxidized pyrite
	72.50	73.50	1.00	4.35	3.3	0.13
E05-36	180.06	180.60	0.54	1.25	1.8	0.04	Quartz stringer with pyrite and molybdenite specks

The Elizabeth Property is known to have a strong "coarse gold effect" and drill hole E05- 19 exposed two grains of visible gold from 132.70 to 133.70 metres (437.9 to 441.2 feet) at 2,396 metres (7,907 feet) ASL. As a result, all samples were screened for metallics, in an effort to quantify any "nugget effect" of the vein system. Of special interest, drill hole E05-19 intersected a 78.65 metre (259.5 foot) wide hydrothermal alteration pathway from 197.75 to 276.40 metres (652.6 to 912.1 feet) that included extensive quartz stringers, parallel or at low-angles to the core axis, with extensive pervasive silicification.

SIGNIFICANT COPPER INTERSECTIONS

It is known that copper mineralization frequently occurs within mesothermal veins, as is the case at the Elizabeth Property. To test the idea of porphyry copper roots to this mineralization, drill holes E05-19 and E05-27 were completed through the mineralized zone at deeper levels.

	Intersection
DDH No.	From (metres)	To (metres)	Length (metres)	Length (feet)	Cu (%)	Interval Description
E05-25	98.60	99.40	0.80	2.6	0.12	Low-angle silica veinlets with pyrite, chalcopyrite, molybdenite
E05-27	139.29	140.30	1.01	3.3	0.23	Disseminated malachite grains on fractures in altered porphyry
E05-27	191.87	192.24	0.37	1.2	0.19	Quartz stringer; traces of chalcopyrite and malachite
E05-27	192.97	193.98	1.01	3.3	0.29	As above but without malachite
E05-27	204.56	205.21	0.65	2.1	0.11	Two quartz stringers with masses of chalcopyrite
E05-27	245.60	246.11	0.51	1.7	0.64	Quartz vein with disseminated chalcopyrite, pyrite and malachite

The first significant evidence of copper mineralization was observed in drill hole E05-19 at depths between 239.92 and 252.58 metres (791.7 and 833.5 feet), between 2,159 and 2,170 metres (7,125 and 7,161 feet) ASL, with chalcopyrite, bornite and covellite in a major hydrothermal pathway. Significant copper intercepts occurred in drill holes E05- 25 and E05-27, with values reaching 0.64% Cu over widths ranging from 0.37 to 1.01 metres (1.2 to 3.3 feet).

SIGNIFICANT MOLYBDENUM INTERSECTIONS

The 2005 drill program unexpectedly returned five potentially significant molybdenum intersections with values ranging up to 0.598% Mo vein widths up to 1.22 metres (4 feet). Interestingly, drill hole E05-25 intersected a 0.80 metre (2.6 feet) wide discrete molybdenite-rich quartz stringer at 2,318 metres (7,649 feet) ASL that assayed 0.522% Mo, and a subsidiary 0.84 metre (2.8 feet) zone of 0.117% Mo at 2,315 metres (7,640 feet) ASL.

	Intersection
DDH No.	From (metres)	To (metres)	Length (metres)	Length (feet)	Mo (%)	Interval Description
E05-18	120.40	121.62	1.22	4.0	0.117	Quartz stringer; pyrite
E05-25	91.72	92.52	0.80	2.6	0.522	Clumpy molybdenite in quartz stringer and disseminated molybdenite in secondary silicified phase
E05-25	132.48	133.32	0.84	2.8	0.117	Quartz veinlets with chalcopyrite and molybdenite on fractures
E05-33	142.20	142.75	0.55	1.8	0.404	Quartz vein
E05-35	68.37	69.13	0.76	2.5	0.198	Serpentinized harzburgite
E05-35	154.64	155.45	0.81	2.7	0.598	Serpentinite-chlorite-talc altered feldspar porphyry
E05-35	175.22	175.58	0.36	1.2	0.166

In addition, drill hole E05-33 hit a 0.55 metres (1.8 feet) discrete molybdenite-bearing quartz vein that assayed 0.404% Mo at 2,290 metres (7,557 feet) ASL, while drill hole E05-35 hit three molybdenum-rich zones: 0.76 metres (2.5 feet) grading 0.198% Mo at 2,213 metres (7,302 feet) ASL; 0.81 metres (2.5 feet) grading 0.598% Mo at 2,128 m (7,022 feet) ASL; and a 0.36 metre (1.2 feet) zone averaging 0.166% Mo at 2,121 metres (7,000 feet) ASL.

SOUTHWEST ZONE GOLD MINERALIZATION

The Southwest Gold Vein is the largest mineralized vein and could form the core of any eventual gold resource. However, quartz veins, veinlets, and stringers frequently occur in the predominant host rock lithology, a feldspar porphyry. Typically, wall rock silicification - which may contain clear and white quartz stringers, pyrite and arsenopyrite - occurs in the wallrock adjacent to the veins. The veins are variably mineralized with pyrite, chalcopyrite, molybdenite, arsenopyrite and visible gold.

Sampling and assaying of quartz veins was carried out when the veins were considered to be geologically significant or of apparent economic interest. In the following table, however, only the major vein targets are tabulated.

	Intersection
DDH No.	From (metres)	To (metres)	Thickness (metres)	Thickness (feet)	Estimated true thickness (feet)	Estimated true thickness (metres)	Elevation above sea level
E05-18	172.10	176.15	4.05	13.28	2.50	8.20	2,207
E05-19	188.76	197.75	8.99	29.49	6.70	22.00	2,217
E05-22	80.26	86.95	6.69	21.94	4.60	15.10	2,330
E05-23	87.20	94.23	7.03	23.06	4.80	15.70	2,328
E05-24	116.60	125.62	9.02	29.59	6.20	20.30	2,254
E05-25	147.23	164.60	17.37	56.97	13.70	44.90	2,216
E05-26	129.42	133.37	3.95	12.96	2.70	8.90	2,242
E05-27	191.87	196.85	4.98	16.33	3.90	12.80	2,176
E05-29	126.40	130.00	3.60	11.81	2.40	7.90	2,316
E05-30	120.70	122.72	2.02	6.63	1.40	4.60	2,262
E05-31	63.00	76.80	13.80	45.26	7.50	24.60	2,362
E05-32	71.50	81.70	10.20	33.46	5.60	18.40	2,361
E05-33	117.35	120.80	3.45	11.32	2.40	7.90	2,302
E05-34	133.35	138.39	5.04	16.53	3.10	10.20	2,157

FUTURE PLANS

Upon review of the final 2005 drilling campaign data, J-Pacific intends to have the 3-D model updated, which will allow for a better visualization of the structural continuity and assist in identifying and locating ore shoots. J-Pacific will review the results of the 2004 and 2005 programs, and evaluate the timeliness of a resource calculation.

Future exploration will likely concentrate on fill-in drilling to increase the confidence in the continuity of mineralization for a gold resource calculation, and drilling to further define the extent of the structure to the north and at depth. Drill targeting will include the evaluation of testing for a buried copper-molybdenum deposit. As well, plans will be evaluated for an airborne geophysical survey, and geologic mapping and geochemical sampling along the largely unexplored northwesterly trend toward the Poison Mountain porphyry copper deposit.

BACKGROUND

The Elizabeth Gold Property, consisting of 8,625 hectares (21,217 acres) of owned and optioned crown grants and mineral claims, is centrally located in prospective terrain 30 kilometres (18 miles) south-southwest of the permitted mill at the J-Pacific-owned Blackdome Gold Mine, and 30 kilometres (18 miles) north-northeast of the historic gold mining town of Bralorne, where over four million ounces of gold have been produced. Given the proximity to our permitted gold mill at the Blackdome Gold Mine, any eventual production from the Elizabeth Property could be accommodated at the Blackdome facility, and could be complimentary to any future production at Blackdome. The high grades identified in several veins and the property location makes the Elizabeth Property an attractive exploration target that can be rapidly advanced.

In 2002, J-Pacific's initial exploration program included geochemical sampling along extensive grids that returned significant high-grade gold anomalies over the Southwest Zone, and gold and copper anomalies over the No. 9 Vein Zone. During 2003, road building and trenching into these areas uncovered a large series of veins that demonstrated significant gold mineralization.

During 2004, J-Pacific completed an 18-hole drill program in two phases totalling 2,696 metres (8,845 feet). Very encouraging results from the 2004 drilling came from the Southwest Zone, as the drill program outlined well-mineralized gold-bearing structures over significant widths that appear to have continuity at depth. As well, the shallow holes in the No. 9 Zone encountered altered porphyry that returned low-grade copper and gold values. Highlights of the 2004 Southwest Zone drill program included intersections of 88.47 g Au/t over 2.0 metres (2.60 oz Au/t over 6.6 feet); 5.33 g Au/t over 7.85 metres (0.16 oz Au/t over 25.75 feet); 4.53 g Au/t over 4.5 metres (0.13 oz Au/t over 14.76 feet); and 20.0 g Au/t over 1.0 metres (0.65 oz Au/t over 3.3 feet).

QA/QC PROTOCOLS

Gregory Z. Mosher, P.Geo., of North Vancouver, B.C., a qualified person as defined by NI 43-101, was retained to carry out the program.

Eco Tech Laboratory Ltd. of Kamloops, B.C., carried out all the analytical work for the project. QA/QC protocols included secure sample storage, handling and shipping, and the use of sample standards and repeat analysis.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.